

Mailstop 3233

September 28, 2016

Via E-mail
Liu Xiangyao
Chief Executive Officer
Yangtze River Development Limited
183 Broadway, Suite 5
New York, NY 10007

> **Re:** **Yangtze River Development Limited**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed September 9, 2016**
> **File No. 333-209579**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 19, 2016 letter.

Cover Page

1. We note your revised disclosure in the "Underwriting" section starting on page 47, which indicates that this is a firm commitment offering. However, your disclosure on the registration statement cover page states that the "closing date will be a date mutually acceptable to the Underwriter and the Registrant after the maximum offering has been sold." Additionally, your disclosure on the prospectus cover page states that the offering "will remain open until the earlier of (i) a date mutually acceptable to us and our underwriter or (ii) [●], subject to extension upon agreement with the underwriter." There are further references to a "maximum" offering on (without limitation) the registration statement cover page in footnote 2 below the table and page 23 under "Shares eligible for future sale may adversely affect the market price of our common stock . . . ." Please revise your disclosure throughout the registration statement to clarify whether this

offering will be on a firm commitment or best efforts basis. Please also revise your undertakings in Part II as appropriate. Please refer to Item 512 of Regulation S-K. We may have further comment.

2.      We note your disclosure below the proceeds table stating that you "will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority ("FINRA") as underwriting compensation [which] will further reduce proceeds available to [you] before expenses." Please revise your disclosure to describe and quantify these expenses. Please also revise to include a notation for footnote 1 below the table.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40</u>

3.      Please revise your disclosure in this section to include all of the disclosures required by Item 303(a) of Regulation S-K for full fiscal years.


        You may contact Wilson Lee at (202) 551-3468 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or me at (202) 551-3655 with any other questions.


                                                Sincerely,

                                                /s/ Tom Kluck

                                                Tom Kluck
                                                Legal Branch Chief
                                                Office of Real Estate and
                                                Commodities

cc:     Joseph M. Lucosky, Esq. *(via e-mail)*